February 15, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Jennie	Beysolow

Donald Field

Suying Li

Lyn Shenk

Re:	MSGE Spinco, Inc.

Amendment No. 1 to Form 10-12B

Submitted January 13, 2023

CIK No. 0001952073

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”), dated January 31, 2023, concerning the confidential draft Registration Statement on Form 10 (the “Form 10”) of MSGE Spinco, Inc. (the “Company”).

The following is the Company’s response to the Comment Letter. As a result of the revisions to the Form 10, some page references have changed. The page references in the comments refer to page numbers of the Information Statement filed as Exhibit 99.1 to Amendment No. 1 to the Form 10 as filed on January 13, 2023 and page references in the responses refer to page numbers in the copy of the Information Statement (the “Information Statement”) filed as Exhibit 99.1 to the Form 10, as filed on February 15, 2023. All dollar amounts throughout the letter are in thousands unless specifically stated otherwise.

Preliminary Information Statement

Risk Factors

Our Operations and Operating Results Have Been, and May in the Future be, Materially Impacted by the COVID-19 , page 24

1.

We note your response to comment 6 and your disclosure that [d]uring Fiscal Year 2021, [you] experienced a decline of over 90% in [y]our revenues as a result of the COVID-19 pandemic, compared to the prior year period. Please revise to include comparable impacts during the Fiscal Year 2020 and 2022, given your disclosure that your operations and operating results have been materially impacted by COVID during all three fiscal years.

Company Response: In response to the Staff’s comment, the Company has clarified and updated its disclosure on page 27 of the Information Statement to include the requested information as follows:

During Fiscal Years 2021 and 2020, over 90% and over 70% of the respective overall declines in our revenues were the result of the COVID-19 pandemic, in each case compared to the prior year period. While the Company substantially recovered from the COVID-19 pandemic during Fiscal Year 2022, the Company still experienced some softness in bookings and attendance, most notably at the beginning of the year along with certain event postponements and cancellations throughout the year, although not at the level of the prior two fiscal years. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations.”

For the supplemental information of the Staff, we respectfully note that the 2022 percentage impact of COVID-19 pandemic recovery is not quantified in the disclosure due to the qualitative factors discussed in the narrative above, such as softness in bookings and attendance, as these items are correlated with artist and customer preferences (e.g., apprehension of a musician to return to touring during that period). As such, we respectfully advise the Staff that the most meaningful discussion is a qualitative description of such factors, paired with our disclosures in MD&A that describe our re-opening during fiscal year 2022.

Two Pennsylvania Plaza Sublease, page 144

2.	Please revise to describe and quantify the expected sublease payments under this agreement.

Company Response: The Company has updated its disclosure on page 167 to the Information Statement to disclose the expected square footage of the sublease. For the supplemental information of the Staff, we respectfully note that the Company’s contemplated sublease with MSG Entertainment following the Distribution will likely result in an immaterial future financial impact (less than $3 million per year).

Team Sponsorship Allocation Agreement, page 147

3.

We note your response to comment 19 and reissue. Your revised disclosure does not appear to quantify or describe in detail the potential revenue split agreed upon between MSG Entertainment and MSG Sports.

Company Response: The Company has updated its disclosure on page 170 of the Information Statement to include the requested information as follows:

MSG Entertainment and MSG Sports each routinely enter into sponsorship agreements with third parties that include the assets of both companies with either MSG Entertainment or MSG Sports serving as the contracting party with the third-party sponsor. On April 15, 2020, MSG Entertainment entered into a team sponsorship allocation agreement with MSG Sports pursuant to which MSG Entertainment and MSG Sports agreed to distribute payments received under the third-party sponsorship agreements to each other generally in accordance with the relative value of the assets provided by each company under the respective third-

party agreement. MSG Entertainment and MSG Sports have also agreed to use commercially reasonable efforts to continue to receive the payments by the third-party sponsors, and have agreed that neither party will take any action that would cause the other one to be in breach under the third-party agreements (to the extent they have knowledge or reason to have knowledge of such agreement), as well as to consult with each other in the event of a breach by a third-party sponsor. In connection with the Distribution, the team sponsorship allocation agreement will be assigned from MSG Entertainment to the Company.

* * * * * *

Should any member of the Staff have any questions or comments with respect to the enclosed materials, please do not hesitate to contact Robert W. Downes at (212) 558-4312.

Sincerely,

/s/ David F. Byrnes David F. Byrnes
Executive Vice President and Chief Financial Officer
Madison Square Garden Entertainment Corp.

cc:	Robert W. Downes, Esq., Sullivan & Cromwell LLP

Courtney M. Zeppetella, Madison Square Garden Entertainment Corp.